Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 5, 2025 to Prospectus dated September 29, 2023

Registration No. 333-274724

PRICING TERM SHEET

8.00% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per Share)

November 5, 2025

Issuer:	Alpine Income Property Trust, Inc., a Maryland corporation
Security:	8.00% Series A Cumulative Redeemable Preferred Stock
Number of Shares:	2,000,000 shares (2,300,000 shares if the underwriters’ over-allotment option to purchase additional shares is exercised in full)
Public Offering Price:	$25.00 per share; $50,000,000 total (not including the underwriters’ over-allotment option to purchase additional shares)
Underwriting Discounts:	$0.7875 per share; $1,575,000 total (not including the underwriters’ over-allotment option to purchase additional shares)
Maturity Date:	Perpetual (unless redeemed by the Issuer on or after November 12, 2030 or pursuant to its special optional redemption right, or converted by a holder in connection with a change of control described below under “Change of Control”)
Trade Date:	November 5, 2025
Settlement Date:	November 12, 2025 (T + 5)
Liquidation Preference:	$25.00, plus accrued and unpaid dividends
Dividend Rate:	8.00% per annum of the $25.00 per share liquidation preference (equivalent to $2.00 per annum per share), accruing from November 12, 2025
Dividend Payment Dates:	Quarterly in arrears on or about the last day of March, June, September and December of each year, beginning on December 31, 2025
Optional Redemption:

The Issuer may not redeem the Series A Preferred Stock prior to November 12, 2030, except in limited circumstances to preserve its status as a real estate investment trust and pursuant to the special optional redemption provision described below under “Special Optional Redemption.”

On and after November 12, 2030, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends up to, but excluding, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends up to, but excluding, the date of redemption. If, prior to the Change of Control Conversion Date (as defined below), the Issuer exercises any of its redemption rights relating to the Series A Preferred Stock (whether the optional redemption right or the special optional redemption right), the holders of Series A Preferred Stock will not have the conversion rights described below.

Change of Control:	A “Change of Control” is when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

	•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Issuer entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
	•	following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE American, LLC (the “NYSE American”) or the Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

Notwithstanding the foregoing, if the transaction or series of transactions described in the first bullet point above (the “Change of Control Transaction”) forms part of a series of related transactions that occur within twelve (12) months of the closing or consummation of the Change of Control Transaction (including, without limitation, any merger, consolidation, sale or transfer of assets, recapitalization, reorganization, or special or extraordinary distribution, in each case outside of the ordinary course of the Issuer’s business (the “Related Transactions”)), and if the aggregate consideration paid to the Issuer and/or holders of its common stock in connection with the Change of Control Transaction represents less than 50.0% of the aggregate consideration payable to the Issuer and/or its holders of common stock in connection with both the Change of Control Transaction and the Related Transaction on a combined basis, then the Change of Control Transaction shall be deemed to constitute a Change of Control, regardless of whether the second bullet point above is satisfied.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series A Preferred Stock) to convert some or all of the Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

	•	the quotient obtained by dividing (i) the sum of (x) the $25.00 liquidation preference plus (y) the amount of any accrued and unpaid dividends up to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

	•	3.38066 (i.e., the Share Cap), subject to certain adjustments; subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.
The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Issuer’s common stock), subdivisions or combinations with respect to the Issuer’s common stock as described in the preliminary prospectus supplement.

Upon such a conversion, the holders will be limited to a maximum number of shares of the Issuer’s common stock equal to the Share Cap multiplied by the number of shares of Series A Preferred Stock converted. If the Common Stock Price is less than $7.395 per share (which is approximately 50% of the per-share closing sale price of the Issuer’s common stock reported on the NYSE on November 4, 2025), subject to adjustment, the holders will receive a maximum of 3.38066 shares of the Issuer’s common stock per share of Series A Preferred Stock, which may result in the holders receiving a value that is less than the liquidation preference of the Series A Preferred Stock.

If, prior to the Change of Control Conversion Date, the Issuer has provided a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series A Preferred Stock will not have any right to convert the shares of the Series A Preferred Stock selected for redemption in connection with the Change of Control Conversion Right and any shares of Series A Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

The “Change of Control Conversion Date” is the date the Series A Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of shares of Series A Preferred Stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by OTC Markets Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

CUSIP/ISIN:	02083X 202 / US02083X2027
Joint Book-Running Managers:	Raymond James & Associates, Inc. Stifel, Nicolaus & Company, Incorporated Robert W. Baird & Co. Incorporated
Co-Managers:	Janney Montgomery Scott LLC KeyBanc Capital Markets Inc. PNC Capital Markets LLC Regions Securities LLC Synovus Securities Inc. Truist Securities, Inc.
Listing:	The Issuer intends to file an application to list the Series A Preferred Stock on the NYSE under the symbol “PINE-PA”. If the application is approved, trading of the Series A Preferred Stock on the NYSE is expected to begin within 30 days after the Series A Preferred Stock is first issued.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting Raymond James & Associates, Inc. toll-free at (800) 248-8863; Stifel, Nicolaus & Company, Incorporated toll-free at (855) 300-7136; Robert W. Baird & Co. Incorporated toll-free at (800) 792-2473.